Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 15 - 2011

June 22, 2011
FOR IMMEDIATE RELEASE

DEEPER DRILLING AT MARBAN REVEALS ADDED UPSIDE WITH 5.3 GRAMS OF GOLD PER TONNE OVER 12.8 METRES

Aurizon Mines Ltd. (“Aurizon”) (TSX: ARZ, NYSE Amex: AZK) is pleased to report the latest drilling results at the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.

Highlights from 23 new drill holes include 5.3 grams of gold per tonne over 12.8 metres (MB-11-191) obtained along the depth extension of the footwall shear zone at the Marban deposit at approximately 400 metres below surface. The intersection has opened up significant potential to increase the gold resources at depth at Marban.

Highlights of Marban deposit drilling results:

•

37.1 grams of gold per tonne over 1.4 metres (MB-11-182);

•

5.3 grams of gold per tonne over 12.8 metres (MB-11-191);

•

5.1 grams of gold per tonne over 6.0 metres (MB-11-192).

Highlights of Norlartic deposit drilling results:

•

3.0 grams of gold per tonne over 14.4 metres (NL-11-049).

Aurizon’s initial program commenced on August 30, 2010 and includes 50,000 metres of diamond drilling.  Three drill rigs are currently in operation on the project.  To date, 152 holes and five (5) extensions of previous holes have been completed for a total of 40,888 metres.  Results from 92 holes have been previously released, results from 23 holes are included in this release, and results are pending for 42 completed drill holes.

“With these new series of holes, higher grade results become more important and increase our knowledge in an area located about 200 metres below the former mining operations.  A higher grade distribution inside pluri-metric intervals provides a strong incentive to start exploring at depth.”  said Martin Demers, P.Geo. Exploration Manager of Aurizon.

Marban deposit drilling

One hundred and fifteen (115) holes and five (5) extensions of previous holes, for a total of 33,325 metres, have been completed on the Marban deposit since the start of the program in August 2010.  Results for 76 holes (MB-10-102 to -175, MB-06-002ext and MB-07-005ext) were previously released.  Results received for an additional 17 holes (MB-11-176 to -192) are tabled on the following pages.  Results are pending for 27 holes.

The first phase of drilling at Marban was mainly focused on drilling at 50 metre spacings, within the top 300 metres from surface over a 1,050-metre strike length of the Marban gold mineralised

News Release - June 22, 2011 DEEPER DRILLING AT MARBAN REVEALS ADDED UPSIDE WITH 5.3 GRAMS OF GOLD PER TONNE OVER 12.8 METRES	Page | 2

system.  Drilling has now shifted to deeper drilling to test the down dip extension of the mineralised zones, mainly from 300 to 500 metres vertical depth, as well as select in-fill drilling at 25-metre spacings.

Two significant gold mineralised intersections were obtained along the down dip extension of a major shear zone recognised along the footwall (south) contact of the Marban Mine Sequence. The footwall shear is sparsely investigated below 300 metres vertical depth over the 1.4 kilometre strike length of the Marban gold mineralised system.  Hole MB-11-191, located on section 4+00 E, returned a gold mineralised intersection of 5.3 grams of gold per tonne over 12.8 metres from the footwall shear at a vertical depth of 420 metres.  Hole MB-11-192 cut the same zone at a vertical depth of 380 metres, 40 metres above the intersection in hole MB-11-191.  The zone in hole MB-11-192 averaged of 5.1 grams of gold per tonne over 6.0 metres.  These intersections have opened up significant upside to increase the gold resources at depth at Marban.

Norlartic deposit drilling

Twenty-one (21) drill holes (4,319 metres) were completed on the Norlartic deposit during the winter.  Results for 15 holes (NL-11-040 to -045 and -047, -052 to -057, -059 and -060) were previously released.  Results for the final six (6) holes (NL-11-048, -049, -058, and -061 to -063) are tabled on the following pages.

This initial phase of drilling at Norlartic served to better define the entire width of the Norbenite shear gold mineralised envelope within the top 200 metres from surface, and more specifically along the western 500-metre strike length of the Norlartic deposit.  Best results of the 21-hole program include:

•

3.1 grams of gold per tonne over 10.7 metres (NL-11-040);

•

6.8 grams of gold per tonne over 4.6 metres (NL-11-042);

•

1.9 grams of gold per tonne over 58.3 metres (NL-11-047);

•

3.0 grams of gold per tonne over 14.4 metres (NL-11-049);

•

7.4 grams of gold per tonne over 9.3 metres (NL-11-052);

•

5.6 grams of gold per tonne over 6.7 metres (NL-11-054);

•

2.1 grams of gold per tonne over 28.0 metres (NL-11-057);

•

10.8 grams of gold per tonne over 3.0 metres (NL-11-059);

•

3.1 grams of gold per tonne over 10.9 metres (NL-11-060).

Fence drilling between Norlartic and Marban deposits

Sixteen (16) drill holes (3,244 metres) have been completed to date to investigate the southeast strike extension of the Norbenite shear, which hosts the Kierens and Norlartic deposits.  Results were previously released for one hole NL-11-046 that returned an interval of 21.2 metres averaging 1.23 grams of gold per tonne intersected along the southeast extension of the Norlartic deposit.  The remaining holes will be released once all assay results are received and interpretation of the sector is completed.

News Release - June 22, 2011 DEEPER DRILLING AT MARBAN REVEALS ADDED UPSIDE WITH 5.3 GRAMS OF GOLD PER TONNE OVER 12.8 METRES	Page | 3

Marban drill results
Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)
MB-11-176	2+50 E	0+35 S	N180°	-55°	341.0	206.2	207.0	0.8	3.2	B
MB-11-177	3+50 E	1+90 S	N180°	-45°	257.0	25.6	37.4	11.8	1.4	D3
						72.8	77.6	4.8	2.0
						105.2	108.8	3.6	4.0
MB-11-180	1+50 E	0+45 N	N180°	-45°	257.0	233.8	234.7	0.9	2.8	D1
MB-11-181	2+00 E	0+14 S	N180°	-65°	219.0	146.0	147.8	1.8	2.6	E
MB-11-182	2+00 E	0+70 S	N180°	-65°	342.0	198.0	199.4	1.4	37.1	C2
						218.2	225.2	7.0	1.1	A
						269.0	271.1	2.1	5.9	T
MB-11-183	1+00 E	1+35 S	N180°	-55°	181.0	123.0	126.6	3.6	1.0	C1
MB-11-184	1+50 E	1+95 S	N180°	-55°	170.0	39.6	40.8	1.2	12.0	E
						119.2	119.9	0.7	6.3	T
MB-11-186	5+50 E	1+95 S	N180°	-50°	335.0	69.0	72.0	3.0	1.8	D3
						131.6	134.0	2.4	2.7
						142.0	143.0	1.0	10.8	B
MB-11-187	4+00 E	2+10 S	N180°	-45°	278.0	49.0 68.0	56.6 76.4	7.6 8.4	0.9 0.6	D3
MB-11-188	3+10 E	2+50 S	N180°	-45°	176.0	38.4	39.6	1.2	4.5
MB-11-189	2+90 E	2+50 S	N180°	-55°	174.0	44.6	45.8	1.2	2.2	E
MB-11-190	2+50 E	3+20 N	N180°	-60°	663.0	241.4	242.6	1.2	4.3
MB-11-191	4+00 E	1+70 N	N180°	-59°	573.0	136.4	143.6	7.2	2.5
						175.8	177.0	1.2	5.2
						184.2	187.8	3.6	2.4
						409.2	417.6	8.4	1.7	C1
						488.2	501.0	12.8	5.3	W?
MB-11-192	4+00 E	1+30 N	N180°	-55°	534.5	99.8	101.0	1.2	6.7
						107.0	15.0	8.0	1.9
						128.0	129.2	1.2	7.7
						170.4	171.6	1.2	9.2
						204.0	206.4	2.4	4.7	2
						398.6	402.2	3.6	3.0	C1
						469.4	475.4	6.0	5.1	W?

Note:  Holes MB-11-178, MB-11-179 and MB-11-185 returned insignificant results

News Release - June 22, 2011 DEEPER DRILLING AT MARBAN REVEALS ADDED UPSIDE WITH 5.3 GRAMS OF GOLD PER TONNE OVER 12.8 METRES	Page | 4

Norlartic drill results
Hole	Line	Station	Az	Dip	Depth (m)	From(m)	To (m)	Length(m)	Grade (g/t Au)	Zone(s)
Nl-11-048	0+35 W	1+80 N	N210°	-45°	240.0 incl.	150.9 177.0 194.8	165.5 187.4 200.4	14.6 10.4 5.6	1.0 1.6 0.9	HW-Main HW HW
NL-11-049	0+65 W	1+85 N	N210°	-45°	262.0 incl. incl.	148.8160.2 162.6 191.8 201.4	149.5174.6168.6208.5207.9	0.7 14.4 6.0 16.7 6.5	7.6 3.0 5.8 1.6 2.9	HW Main FW

NL-11-058	1+95 W	1+05 N	N210°	-45°	182.0	67.3 73.4 97.7 124.5	68.0 81.3 105.5 131.3	0.7 7.9 7.8 6.8	4.1 1.3 1.2 1.8	HW HW Main FW
NL-11-061	4+20 W	1+90 N	N210°	-45°	284.0	183.9	185.1	1.2	10.3	FW
NL-11-062	3+15 W	1+75 N	N210°	-62°	263.0	178.6 214.8	193.6 215.8	15.0 1.0	0.9 5.2	Main FW
NL-11-063	3+60 W	1+85 N	N210°	-62°	269.0	181.0	184.2	3.2	2.2	HW

Aurizon Option

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

Technical Info, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

News Release - June 22, 2011 DEEPER DRILLING AT MARBAN REVEALS ADDED UPSIDE WITH 5.3 GRAMS OF GOLD PER TONNE OVER 12.8 METRES	Page | 5

The drilling program was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), a Qualified Person as defined by National Instrument 43-101.  This news release was prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and a Qualified Person under. National Instrument 43-101, based on information made available by Niogold and verified by personnel of Aurizon.

Additional Information

The attached sketch shows the geological context of the Marban Block property, the position of the drill holes and a plan view of the Marban deposit.

AURIZON MINES LTD.

MARBAN PROJECT (QUEBEC)
Marban & Norlartic Zone
Follow up drilling

June 22, 2011

276000E
277000E
278000E
279000E
280000E
5338000N
5337000N
5336000N
5335000N
QUEBEC
De Montigny Lake
Kierens River
Norlartic Zone
New Hole Area
Marban Zone
New Hole Area
Vassan Twp
Dubuisson Twp
TO HIGHWAY 117
Hydro Power Line
1.0/14.6
3.0/14.4
1.6/10.4
1.6/16.7
Composite Longitudinal Section
1.4/11.8
1.9/8.0
2.5/7.2
37.1/1.4
5.1/6.0
5.3/12.8
Composite Longitudinal Section
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Previous Hole
New hole reported
Granodiorite
Mine Sequence
Ultramafic Units
0
200m
Surface Geology

Reference: News Release Issue No. 15 - 2011

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall	1050 – 3400 De Maisonneuve Blvd West
Executive Vice President & CFO: Ian S. Walton	Montreal, QC H3Z 3B8
Investor Relations: Jennifer North Email: info@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Maurice Dagenais: mdagenais@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.